Pricing supplement no. 345
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 176-A-I dated October 29, 2009

Registration Statement No. 333-155535
Dated October 30, 2009
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$2,000,000
2.55% (equivalent to 10.20% per annum) Contingent Protection Notes due February 4, 2010
Linked to the CAD/JPY Exchange Rate

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation of the Canadian dollar (the "Base Currency") relative to the Japanese yen (the "Reference Currency") and be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes will pay 2.55% (equivalent to 10.20% per annum) interest at maturity. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Ending Spot Rate relative to the Strike Rate and whether the Intraday Exchange Rate has declined from the Strike Rate by more than the Protection Amount at any time during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 4, 2010*.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

Key Terms

CAD/JPY Exchange Rate: A rate that reflects the amount of Japanese yen that can be exchanged for one Canadian dollar. The CAD/JPY Exchange Rate increases when the Canadian dollar appreciates relative to the Japanese yen and declines when the Canadian dollar depreciates relative to the Japanese yen.

Reference Currency: The Japanese yen

Base Currency: The Canadian dollar

Interest Rate: **2.55% during the term of the notes (equivalent to 10.20% per annum)**, paid on the Maturity Date.

Protection Amount: **4.1641, which is 5.00% of the Strike Rate.**

Pricing Date: October 30, 2009

Settlement Date: On or about November 4, 2009

Observation Date: February 1, 2010*

Maturity Date: February 4, 2010*

CUSIP: 48124ACC9

Interest Payment Date: Interest on the notes will be payable on a single date, which will be the Maturity Date.

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the CAD/JPY Exchange Rate. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(a) the Ending Spot Rate is less than the Strike Rate; and

(b) at any time during the Monitoring Period, the Intraday Exchange Rate is below the Strike Rate by more than the Protection Amount.

If the conditions described in both (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Spot Rate declines below the Strike Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note (which will be less than $1,000), in addition to any accrued and unpaid interest, will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Currency Return})$$

You will lose some or all of your principal at maturity if the conditions described in (a) and (b) are both satisfied.

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Currency Return:

$$\frac{\text{Ending Spot Rate} - \text{Strike Rate}}{\text{Strike Rate}}$$

Strike Rate: 83.2828, which was the CAD/JPY Exchange Rate on the pricing date determined in the sole discretion of the calculation agent. The Strike Rate **is not** the Spot Rate on the pricing date. Although the calculation agent has made all determinations and taken all action in relation to establishing the Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Rate, that might affect the value of your notes.

Ending Spot Rate: The Spot Rate on the Observation Date.

Spot Rate: The Spot Rate is expressed as a rate that reflects the amount of Japanese yen that can be exchanged for one Canadian dollar and will be equal to a fraction, the numerator of which is the USD/JPY Spot Rate and the denominator of which is the USD/CAD Spot Rate:

$$\frac{\text{USD/JPY Spot Rate}}{\text{USD/CAD Spot Rate}}$$

where the "USD/JPY Spot Rate" will be equal to the amount of Japanese yen per one U.S. dollar and will be determined in the sole discretion of the calculation agent at approximately 11:00 a.m., New York City time, taking into account the rate displayed on Reuters page WMRSPOT09 and the "USD/CAD Spot Rate" will be equal to the amount of Canadian dollars per one U.S. dollar and will be determined in the sole discretion of the calculation agent at approximately 11:00 a.m., New York City time, taking into account the rate displayed on Reuters page WMRSPOT12. The Spot Rate increases when the Canadian dollar appreciates relative to the Japanese yen and declines when the Canadian dollar depreciates relative to the Japanese yen. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-2 of this pricing supplement.

Intraday Exchange Rate: The Intraday Exchange Rate will be equal to the CAD/JPY Exchange Rate as determined in the sole discretion of the calculation agent taking into account the rate displayed on Reuters page "CAD/JPY = EBS" or any successor page on Reuters or any successor service, as applicable.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 176-A-I or early acceleration in the event of a market disruption event as described under "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 176-A-I and in " Risk Factors — Market Disruptions May Adversely Affect Your Returns" in this pricing supplement.

Investing in the Contingent Protection Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 176-A-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$2,000,000	$10,000	$1,990,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-28 of the accompanying product supplement no. 176-A-1.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5 per $1,000 principal amount note.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

October 30, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 176-A-I dated October 29, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 30, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 176-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 176-A-I dated October 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209004073/e36898_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 2.55% (equivalent to 10.20% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Ending Sport Rate does not decline from the Strike Rate or the Intraday Exchange Rate does not decline, as compared to the Strike Rate, by more than the Protection Amount at any time during the Monitoring Period. **However, if the Ending Spot Rate declines from the Strike Rate and the Intraday Exchange Rate at any time during the Monitoring Period has declined from the Strike Rate by more than the Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT**— You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 176-A-I. We and you will agree to characterize and treat the notes for U.S. federal income tax purposes as derivative financial contracts with respect to the Reference Currency relative to the Base Currency. Assuming this characterization is respected, you should be required to include the interest payable with respect to the notes in income at the time such interest accrues or is received, in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, your gain or loss on the notes should be treated as short-term capital gain or loss. However, pursuant to the foreign currency rules under Section 988 of the Internal Revenue Code of 1986, as amended, any portion of such gain or loss that is attributable to changes in the value of the Reference Currency relative to the Base Currency should constitute foreign currency exchange gain or loss, which will be characterized as ordinary income or loss. Subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may be permitted to elect to treat such foreign currency exchange gain or loss as capital gain or loss. Nevertheless, it is uncertain whether an instrument having terms similar to the notes is eligible for the foregoing election. Therefore, prospective purchasers are urged to consult their tax advisors regarding the availability of this election with respect to the notes, the methods of making such an election and the U.S. federal income tax consequences of making such an election with respect to the notes. There are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. In addition, on December 7, 2007, the IRS also issued a revenue ruling holding that a financial instrument issued and redeemed for U.S. dollars, but providing a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. We believe that the notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. However, future guidance extending the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency or the Base Currency or any contracts related to the Reference Currency or the Base Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 176-A-I dated October 29, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. Any loss of principal on the notes may offset or exceed any gain you may receive as interest payments under the notes. The payment at maturity will be based on the Ending Spot Rate and whether the Intraday Exchange Rate has declined from the Strike Rate by more than the Protection Amount at any time during the Monitoring Period. If the Ending Spot Rate is less than the Strike Rate and the Intraday Exchange Rate has declined, as compared to the Strike Rate, by more than the Protection Amount at least once during the Monitoring Period, **you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Ending Spot Rate declines from the Strike Rate. Accordingly, you may lose the entire principal amount of your notes (other than accrued interest).**

- **YOUR PROTECTION AMOUNT MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If at any time during the Monitoring Period, the Intraday Exchange Rate declines from the Strike Rate by more than the Protection Amount, you will at maturity be fully exposed to any depreciation in the Spot Rate. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Spot Rate is less than the Strike Rate, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Spot Rate as compared to the Strike Rate. You will be subject to this potential loss of principal even if the Spot Rate subsequently increases such that the Ending Spot Rate is less than the Strike Rate by not more than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE CAD/JPY EXCHANGE RATE** — Unless (i) the Ending Spot Rate is less than the Strike Rate and (ii) at any time during the Monitoring Period, the Intraday Exchange Rate has declined, as compared to the Strike Rate, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the Spot Rate, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Currency or the Base Currency or any contracts related to the Reference Currency or the Base Currency during the term of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE REFERENCE CURRENCY OR THE BASE CURRENCY OR ANY CONTRACTS RELATED TO THE REFERENCE CURRENCY OR THE BASE CURRENCY DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased the Reference Currency or the Base Currency or any contracts related to the Reference Currency or the Base Currency for which there is an active secondary market. You will not have any rights that holders of such currencies or instruments have.

- **THE LIQUIDITY, TRADING VALUE AND AMOUNTS PAYABLE, IF ANY, UNDER THE NOTES COULD BE AFFECTED BY THE ACTIONS OF THE GOVERNMENTS OF THE ORIGINATING NATIONS OF THE REFERENCE CURRENCY AND THE BASE CURRENCY** — Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable, if any, under the notes could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. Unless such an event constitutes a market disruption event or a Succession event, there will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Reference Currency, the Base Currency or any other currency. See "General Terms of Notes – Market Disruption Events" and "General Terms of Notes – Succession Events" in the accompanying product supplement no. 176-A-I.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked to an exchange rate.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Rate was the CAD/JPY Exchange Rate determined on the Pricing Date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and taken all actions in relation to establishing the Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Rate, that might affect the value of your notes.

- **HEDGING AND TRADING IN THE REFERENCE CURRENCY AND BASE CURRENCY** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Currency or the Base Currency or contracts related to the Reference Currency or the Base Currency. We or our affiliates may also trade in the Reference Currency or the Base Currency, or contracts related to the Reference Currency or the Base Currency from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN**—The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining the applicable Spot Rate on the Observation Date, and consequently, determining the Currency Return, the Ending Spot Rate, or the amount that we will pay you at maturity. These events may include disruptions or suspensions of trading in the currency markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events (other than a price source disruption event) prevents us or any of our affiliates from properly hedging our obligations under the notes or if a Price Source Disruption Event has occurred, it is possible that a Observation Date and the maturity date will be postponed and your return will be adversely affected. Moreover, if the Observation Date is postponed to the last possible day and the Spot Rate for a Reference Currency is not available on that day because of a market disruption event or if such day is not a currency business day, the calculation agent will nevertheless determine the Spot Rate in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such Spot Rate and any other information that it deems relevant. See "Description of Notes — Postponement of Valuation Dates or Initial Averaging Dates" in the accompanying product supplement no. 176-A-I.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the exchange rate between the Reference Currency and the Base Currency and interest rates on any currency business day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the Japanese yen relative to the Canadian dollar;
  - whether the Intraday Exchange Rate is below the Strike Rate by more than the Protection Amount at any time during the Monitoring Period;
  - suspension or disruption of market trading in either the Reference Currency or the Base Currency;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, meteorological or judicial events that affect the value of the Reference Currency or Base Currency or the economies of the originating countries of such currencies; and
  - our creditworthiness, including actual or anticipated changes in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the CAD/JPY Exchange Rate based on the weekly exchange rates from January 1, 2004 through October 30, 2009. The CAD/JPY Exchange Rate increases when the Canadian dollar appreciates relative to the Japanese yen and declines when the Canadian dollar depreciates relative to the Japanese yen. The CAD/JPY Exchange Rate on October 30, 2009 was 83.05 (but the Strike Rate applicable to these notes is 83.2828). We obtained the settlement prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the Intraday Exchange Rate at any time during the Monitoring Period or the Spot Rate on the Observation Date. We cannot give you assurance that the performance of the Japanese yen relative to the Canadian dollar will result in the return of any of your initial investment.



Historical Performance of the CAD/JPY Exchange Rate

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Ending Spot Rates and assuming that the Intraday Exchange Rate declines in the manner set forth in the columns titled "Hypothetical lowest Intraday Exchange Rate during the Monitoring Period" and "Hypothetical lowest Intraday Exchange Rate during the Monitoring Period expressed as a percentage of Strike Rate." The numbers appearing in the following table and examples have been rounded for ease of analysis. This table of hypothetical payments at maturity also reflects the following:

- the Strike Rate: 83.2828
- the Protection Amount: 4.1641, which is 5.00% of the Strike Rate
- the Interest Rate: 2.55% (equivalent to 10.20% per annum)

Hypothetical Ending Spot Rate	Hypothetical Ending Spot Rate expressed as a percentage of Strike Rate	Hypothetical Payment at Maturity**	
		Intraday Exchange Rate was not below the Strike Rate by more than the Protection Amount at any time during the Monitoring Period	Intraday Exchange Rate was below the Strike Rate by more than the Protection Amount at some time during the Monitoring Period
166.5656	200%	$1,000.00	$1,000.00
149.9090	180%	$1,000.00	$1,000.00
133.2525	160%	$1,000.00	$1,000.00
116.5959	140%	$1,000.00	$1,000.00
99.9394	120%	$1,000.00	$1,000.00
83.2828	100%	$1,000.00	$1,000.00
79.9515	96%	$1,000.00	$960.00
66.6262	80%	N/A	$800.00
62.4621	75%	N/A	$750.00
49.9697	60%	N/A	$600.00
33.3131	40%	N/A	$400.00
16.6566	20%	N/A	$200.00
0.0000	0%	N/A	$0.00

**Note that you will receive at maturity any accrued and unpaid interest, in addition to the payment at maturity.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest Intraday Exchange Rate during the Monitoring Period was $49.9697 (which is less than the Strike Rate by more than the Protection Percentage) but the Ending Spot Rate is $99.9394. Because the Ending Spot Rate of $99.9394 is greater than the Strike Rate of $83.2828, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest Intraday Exchange Rate during the Monitoring Period was $49.9697 (which is less than the Strike Rate by more than the Protection Percentage) and the Ending Spot Rate is $62.4621. Because the Ending Spot Rate of $62.4621 is less than the Strike Rate of $83.2828 and the Intraday Exchange Rate declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -25\%) = \$750$$

Example 3: The Intraday Exchange Rate does not decline from the Strike Rate by more than the Protection Amount on any day trading during the Monitoring Period and the Ending Spot Rate is $166.5656, Because the Ending Spot Rate of $166.5656 is greater than the Strike Rate of $83.2828, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The Ending Spot Rate of $79.9515 is less than the Strike Rate of $83.2828 but the Intraday Exchange Rate does not decline from the Strike Rate by more than the Protection Amount on any day trading during the Monitoring Period. Because the Intraday Exchange Rate has not declined by more than the Protection Amount at any time during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Ending Spot Rate of $79.9515 is less than the Strike Rate of $83.2828.

Regardless of the performance of the Japanese yen relative to the Canadian dollar or the payment you receive at maturity, you will receive a single interest payment at maturity, for each $1,000 principal amount note, in the amount of approximately $25.50.